SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 11, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Report on Operations full year 2003

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date:	February 11, 2004	By:	s/ Bertil Raihle

Bertil Raihle Vice President Corporate Control

Report on Operations full year 2003

•	Sales declined by 4% and reached 13,036 MSEK (13,643)

•	Sales and operating income were up 3% in local currencies

•	Net profit in Swedish Crowns increased by 9% and amounted to 1,558 MSEK (1,429)

•	EPS increased by 14% and was 4.68 SEK (4.10)

•	Continued strong cash flow

•	The Board proposes an increased dividend to 1.70 SEK (1.60)

Sales for the year declined to 13,036 MSEK (13,643), or by 4 percent. In local currency terms, however, sales were up by 3 percent.

Operating income declined to 2,224 MSEK (2,371), or by 6 percent. Currency effects when translating foreign subsidiaries’ results into Swedish Crowns affected operating income negatively by 202 MSEK or by 9 percent. In local currencies operating income increased by 3 percent.

For snuff, sales increased on all markets and improved margins affected the Group’s operating income positively by 153 MSEK.

For chewing tobacco, operating income was on par with year ago levels in local currency terms.

During the year, cigar sales in North America increased in local currency for both mass market cigars and premium cigars. Sales of premium cigars strongly increased during the fourth quarter. Sales of cigars in Europe showed a weakening tendency, primarily towards the end of the year. Operating income for cigars declined by 129 MSEK, primarily due to currency effects after translating results in North America into Swedish Crowns. Significant legal expenses as well as costs for restructuring in Europe have also affected operating income negatively.

Pipe tobacco operating income improved somewhat during the year, primarily due to an improved operating margin in South Africa, where the currency also impacted results favorably.

Increased competition from low cost countries for lighters and matches has led to lower volumes and a lower result.

The Group’s cash flow increased to 2,638 MSEK (2,585). Despite considerable spending on share repurchase, relatively high investments in fixed assets as well as an increased dividend to the shareholders, the strong cash flow enabled net debt to be reduced by 777 MSEK to 2,715 MSEK.

Net interest expense improved to 54 MSEK (expense 229) after profitable cancellation of interest rate swap agreements during the second quarter. Net financial expenses improved to 50 MSEK (expense 245).

EPS for the year was 4.68 SEK (4.10), an increase of 14 percent.

The Board proposes an increased dividend to 1.70 SEK (1.60).

Summary of Consolidated Income Statement

	October - December		Full year	Full year
MSEK	2003	2002	2003	2002
Sales	3,344	3,326	13,036	13,643
Operating income	531	574	2,224	2,371
Profit before tax	486	531	2,174	2,126
Net income for the period	330	379	1,558	1,429

Sales by product area

	October - December		Change	Full year		Change
MSEK	2003	2002	%	2003	2002	%
Snuff	772	698	11	2,995	2,788	7
Chewing Tobacco	266	310	(14)	1,146	1,333	(14)
Cigars	787	805	(2)	3,008	3,318	(9)
Pipe Tobacco & Accessories	253	225	12	909	843	8
Matches	364	380	(4)	1,395	1,648	(15)
Lighters	145	165	(12)	599	700	(14)
Other operations	757	743	2	2,984	3,013	(1)

Total	3,344	3,326	1	13,036	13,643	(4)

Operating income by product area
	October - December		Change	Full year		Change
MSEK	2003	2002	%	2003	2002	%
Snuff	359	310	16	1,386	1,233	12
Chewing Tobacco	72	95	(24)	336	406	(17)
Cigars	97	111	(13)	393	522	(25)
Pipe Tobacco & Accessories	56	45	24	201	164	23
Matches	5	44	(89)	83	221	(62)
Lighters	(1)	14	(107)	14	74	(81)
Other operations	(57)	(45)		(189)	(181)	4

Subtotal	531	574	(7)	2,224	2,439	(9)
Items affecting comparability	—	—		—	(68)

Total	531	574	(7)	2,224	2,371	(6)

Operating margin by product area
	October - December		Full year
Percent	2003	2002	2003	2002
Snuff	46.5	44.4	46.3	44.2
Chewing Tobacco	27.1	30.6	29.3	30.5
Cigars	12.3	13.8	13.1	15.7
Pipe Tobacco & Accessories	22.1	20.0	22.1	19.5
Matches	1.4	11.6	5.9	13.4
Lighters	(0.7)	8.5	2.3	10.6

Group	15.9	17.3	17.1	17.9

Smokeless Tobacco

Swedish Match has a broad presence in smokeless tobacco (Snuff and Chewing Tobacco), with significant positions in the Nordic countries, the US, and South Africa. The main organic growth is within the snuff operations in North America and North Europe. The growth is based, among other things, on consumers being influenced by the fact that smokeless tobacco products are increasingly recognized within the scientific and medical community as having significantly lower health consequences than cigarettes. This has been supported by what has been termed “The Swedish experience” (high consumption of snuff, low cigarette consumption and lower frequency of tobacco related diseases).

Snuff

Swedish Match is the only global producer of snuff, and has a leading position on the Nordic snuff market and in South Africa. In the US, the Company has the largest share of the fast-growing value price segment. Some of the best known brands include General, Catch, and Ettan in Sweden, Timber Wolf in the US and Taxi in South Africa.

Sales for the year amounted to 2,995 MSEK (2,788), an increase by 7 percent. Sales in local currency increased by 12 percent. In the North Europe Division, volume grew by 4 percent versus 2002, and in the US, volume grew by 5 percent, measured in number of cans. Swedish Match market share for Timber Wolf in the growing US market amounted to 8.9 percent year-to-date, up from 8.7 percent year ago (Nielsen estimates). Swedish Match total market share in the US amounted to 9.2 percent, versus 9.1 percent year-ago. In April, Swedish Match successfully launched two new pouch products on the Swedish market, General White Portion and Grov White Portion. Both products feature a new whiter pouch and a new functional can design. During the third quarter, the Company launched Longhorn, a new value priced brand, on the US market.

Operating income improved to 1,386 MSEK (1,233), up 12 percent due to higher volume and improved operating margin, but was negatively effected by currency translation after translating subsidiaries’ operating income into Swedish Crowns.

For the fourth quarter, sales were 772 MSEK (698) and operating income was 359 SEK (310).

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment is characterized by annual volume declines averaging 4 to 5 percent per year.

Sales for the year declined to 1,146 MSEK (1,333), or by 14 percent. In local currency terms, sales increased by 3 percent. Operating income declined to 336 MSEK (406), or by 17 percent. Operating income is level with prior year in local currency.

For the fourth quarter, sales were 266 MSEK (310) and operating income was 72 MSEK (95).

Swedish Match market share in the US reached about 43 percent.

In Japan, Swedish Match launched a test market for a unique chewing tobacco gum, FIREBREAK®. The product targets cigarette smokers who are interested in a smokeless alternative. Originally launched in 300 outlets in the Tokyo area, this test launch is being expanded, and initial response is positive. Costs for this program have negatively affected the product area’s operating margin during the fourth quarter.

Cigars and Pipe Tobacco

Swedish Match is one of the world’s largest producers of cigars and pipe tobacco with a broad presence globally. Long-term growth opportunities are mainly within cigars.

Cigars

Swedish Match is one of the largest producers of cigars and cigarillos in the world and is the second biggest in sales value. The main markets are North America and West Europe. These two markets together make up about 75 percent of the world market for cigars. Swedish Match offers a full range of products worldwide, with both premium and machine made cigars. Well known brands include Macanudo, Garcia y Vega, La Gloria Cubana, La Paz, Justus van Maurik, and Wings.

Sales for the year amounted to 3,008 MSEK (3,318), a decline of 9 percent, primarily attributable to currency effects. Sales in local currency have increased by 2 percent, with the strongest growth for mass market cigars in the US. Sales were marginally higher in local currency terms for premium cigars in the US. Sales for cigars in Europe declined.

In the US mass market new launches have resulted in increased sales volumes during the second half of the year.

Operating income for the year reached 393 MSEK (522), a decline of 25 percent. Operating income was affected by currency translation by 58 MSEK, lower sales volumes in Europe and the US in the beginning of the year, as well as significant legal expenses for the premium cigar operations. The result has also been affected by approximately 30 MSEK of charges relating to restructuring of the European operation during the fourth quarter.

For the fourth quarter, sales were 787 MSEK (805) and operating income was 97 MSEK (111). Sales of mass market cigars as well as premium cigars in the US increased. Sales of cigars in Europe declined. The decrease in operating income is attributable to a lower result, including expenses for restructuring, in Europe. The increased result in local currency for both mass market and premium cigars in the US more than compensated for adverse effects of currency translation.

Pipe Tobacco and Accessories

Swedish Match is one of the largest producers of pipe tobacco in the world and the products are marketed worldwide. Well known brands include Borkum Riff, Half and Half, and Boxer. The Company has a significant presence in South Africa, North America and West Europe.

Sales for the year amounted to 909 MSEK (843), an increase by 8 percent. Operating income improved to 201 MSEK (164). Operating income was positively impacted by an increase in the value of the South African Rand versus the year-ago period.

For the fourth quarter, sales were 253 MSEK (225) and operating income was 56 MSEK (45).

Lights

Swedish Match produces and markets matches and lighters globally. These products are sold in over 140 countries.

Matches

Swedish Match is number one in the world market for matches. The brands are mostly local, and have leading positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Redheads.

Sales for the year amounted to 1,395 MSEK (1,648), a decline of 15 percent of which currency translation accounted for 11 percentage points.

Operating income declined to 83 MSEK (221), due to significant lower sales volume in several markets and negative currency effects when translating foreign subsidiaries’ results and export.

For the fourth quarter, sales were 364 MSEK (380) and operating income was 5 MSEK (44). Low sales volumes in Europe, restructuring, and continued negative currency translations effects contributed to the significant profit decrease. Restructuring costs in Europe amounted to approximately 30 MSEK during the fourth quarter.

Lighters

Swedish Match produces and distributes disposable lighters and the main brand is Cricket.

Swedish Match sales for the year were 599 MSEK (700) and operating income was 14 MSEK (74). Declines in operating income were due to price-reducing measures and lower sales volumes on several markets.

The lighter business is faced with an increasingly competitive situation due to low cost competition, which has affected sales volume negatively. Operating margin for export of lighters produced in Europe has decreased as a result of currency effects.

For the fourth quarter, sales were 145 MSEK (165) and operating income was -1 MSEK (14).

Other Operations

Other operations include the distribution of tobacco products on the Swedish market, sales of advertising products, as well as corporate overheads and costs for business development and certain legal expenses. For the year, net expenses for other operations were 189 MSEK (expense 181).

Financing and net financial expense

At the close of the period the Group net debt amounted to 2,715 MSEK, as compared to 3,492 MSEK on December 31, 2002, a decrease of 777 MSEK. During the period the Company repurchased shares net for 904 MSEK and paid dividends of 535 MSEK. Cash flow from the operations was 2,638 MSEK compared with 2,585 MSEK a year ago.

Hedging activities during the year affected cash flow from financing positively by 296 MSEK.

Cash and bank balances, including short term investments, amounted to 2,666 MSEK at the end of the period, compared with 2,016 MSEK at the beginning of the year.

Net interest expense for the year amounted to 54 MSEK (expense 229). To a certain extent Swedish Match uses interest rate swaps to adjust the relationship between borrowing at fixed and variable interest rates. During the year some of the existing swap agreements were cancelled. Profit from the cancellation amounted to 120 MSEK. The net interest expense was also favorably impacted by a favorable premium on an equity hedge.

Other financial items, net, amounted to a positive 4 MSEK (-16), and includes a capital gain of 17 MSEK from the sale of certain investments.

During the year, Moody’s Investor Service upgraded the long-term debt ratings of Swedish Match from Baa1 (positive outlook) to A3 (stable outlook). After the upgrade from Moody’s, Swedish Match now has an equivalent rating from both Standard & Poor’s (A-, stable outlook) and Moody’s (A3, stable outlook).

Taxes

Total tax for the year amounted to 572 MSEK (648). Tax expense was favorably impacted from certain one-time items.

Earnings per share

Earnings per share for the year amounted to 4.68 (4.10), an improvement of 14 percent.

The Board of Directors has agreed to propose at the annual shareholders’ meeting to distribute a dividend of 1.70 SEK per share (1.60) or 558 MSEK (535) in total calculated on the number of shares outstanding at year-end.

Capital expenditure, depreciation and amortization

The Group’s direct investments in tangible fixed assets amounted to 551 MSEK (751). Among the major investments is the new snuff factory outside Gothenburg, Sweden, and also capital expenditure relating to rationalization measures within Cigars. Total depreciation and amortization amounted to 665 MSEK (651), of which depreciation on tangible assets amounted to 346 MSEK (324) and amortization of intangible assets amounted to 319 MSEK (327). Amortizations of intangibles are divided into 107 MSEK on trademarks etc. and 212 MSEK on goodwill.

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 10,098 MSEK (10,352).

Average number of Group employees

The average number of employees in the Group during the year was 15,115 compared with 14,795 for the full year 2002.

Share structure

At the Annual General Meeting in April 2003 the shareholders voted to authorize the reduction of the share capital by 24 MSEK through cancellation of 10,000,000 shares. The reduction was registered in October. After the reduction the share capital amounts to 843.8 MSEK corresponding to 351,596,181 shares with a nominal value of 2.40 SEK. During the year the Company has repurchased 15,276,727 shares at an average price of 62.83 SEK. Total shares bought back by Swedish Match since the buyback program started have been purchased at an average price of 46.44 SEK. Furthermore, during 2003, 1,604,727 previously repurchased shares were sold concurrent to the exercising of call options. At the end of the year the Company holds 23,263,000 shares in its treasury, corresponding to 6.6 percent of the total amount of shares. During the year the Company has held an average of 26,583,638 shares in its treasury compared with 21,408,074 for the full year 2002. The total amount of shares outstanding, net after repurchase, amounts to 328,333,181. In addition the Company has call options issued and outstanding on its treasury shares amounting to 6,001,950 shares exercisable by gradual stages from 2004 to 2008.

At the Annual General Meeting the Board of Directors also received renewed authorization to acquire up to a maximum of 10 percent of all shares in the Company. Repurchased shares can be used for acquisitions or to cover call options which may be exercised as part of the Company’s option program.

The Board will propose to the Annual General Meeting in April 2004 a renewed mandate to repurchase shares up to 10 percent of the shares of the Company. In addition a proposal will be made to cancel 15,000,000 shares held in treasury.

Events after the period

After the financial year the previously announced sales of the clothing portion of Swedish Match’s advertising products business to New Wave Group AB has been carried through. The divestment had no impact on earnings and resulted in a cash flow of 113 MSEK to the Company. The divested business had sales of 150 MSEK during 2003.

The Swedish Match Board decided on a continued restructuring program for the match operations in Europe. The program is estimated to run through 2004 and 2005. An amount of approximately 100 MSEK will affect the result during the year.

Accounting principles

This full year report has been prepared in accordance with the recommendation RR 20 Interim Reports from the Swedish Financial Accounting Standards Council.

New accounting principles 2004

During 2004 Swedish Match will change its accounting principles for pensions etc. according to the Swedish Financial Accounting Standards Council’s recommendation RR 29 Employee Benefits. The recommendation implies among other things that deficits or surpluses in funded defined benefit plans are to be accounted for in the balance sheet of the Company as a liability or asset, respectively.

Swedish Match expects that the transition to RR 29 during the first quarter 2004 will result in additional liability in the consolidated balance sheet, net after deferred taxes, of 260 MSEK with a corresponding charge to equity.

Additional information

The Annual General Meeting will be held in Stockholm on April 26, 2004. The 2003 Annual Report is expected to be released and distributed in mid March. The first quarter 2004 report will be released on April 26.

Stockholm, February 11, 2004

The Board of Directors

Key data

	Full year
	2003	2002
Operating margin, %1)	17.1	17.9
Operating capital, MSEK	8,818	10,036
Return on operating capital, %1)	23.6	22.9
Return on shareholders’ equity, %	38.9	35.2

Net debt, MSEK	2,715	3,492
Net debt/equity ratio, %	58.9	74.4
Equity/assets ratio, %	30.5	30.4
Investments in tangible assets, MSEK	551	751
EBITDA, MSEK1)	2,889	3,090

Share data
Earnings per share, SEK
Basic	4.68	4.10
Diluted	4.66	4.07
Excluding items affecting comparability, diluted	4.66	4.20
Excluding amortization and items affecting comparability, diluted 2)	5.50	4.99

Shareholders’ equity per share, SEK	12.21	11.72
Number of shares outstanding at end of period	328,333,181	342,005,181
Average number of shares outstanding	332,679,210	348,295,163
Average number of shares outstanding, diluted	334,162,492	350,894,438

1)	Excluding items affecting comparability
2)	Reported net income adjusted for items affecting comparability and amortization (net of taxes) divided by the average number of shares outstanding, diluted

Consolidated Income Statement in summary
	October - December		Change	Full year		Change
MSEK	2003	2002	%	2003	2002	%
Sales, including tobacco tax	5,571	5,496	1	21,841	22,599	(3)
Less tobacco tax	(2,227)	(2,170)	3	(8,805)	(8,956)	(2)

Sales	3,344	3,326	1	13,036	13,643	(4)
Cost of goods sold	(1,884)	(1,826)	3	(7,103)	(7,451)	(5)

Gross profit	1,460	1,500	(3)	5,933	6,192	(4)

Sales and administrative expenses	(845)	(853)	(1)	(3,410)	(3,448)	(1)
Amortization and writedowns of intangible assets	(90)	(78)	15	(319)	(327)	(2)
Shares in earnings of associated co.	6	5	20	20	22	(9)

	531	574	(7)	2,224	2,439	(9)
Items affecting comparability	—	—		—	(68)

Operating income	531	574	(7)	2,224	2,371	(6)
Net interest expense	(44)	(37)		(54)	(229)
Other financial items, net	(1)	(6)		4	(16)

Net financial items	(45)	(43)	5	(50)	(245)	(80)

Income before taxes and minority interests	486	531	(8)	2,174	2,126	2
Taxes	(145)	(138)		(572)	(648)
Minority interests	(11)	(14)		(44)	(49)

Net income for the period	330	379	(13)	1,558	1,429	9

Earnings per share, basic, SEK	1.00	1.09		4.68	4.10
Earnings per share, diluted, SEK	1.00	1.09		4.66	4.07

Consolidated Balance Sheet in summary

MSEK
	Dec 31, 2003	Dec 31, 2002
Intangible fixed assets	3,648	4,145
Tangible fixed assets	2,862	2,938
Financial fixed assets	616	606
Current operating assets	5,310	5,742
Liquid Funds	2,666	2,016

Total assets	15,102	15,447

Shareholders’ equity	4,010	4,007
Minority interests	597	686
Provisions	2,119	2,293
Long-term loans	4,535	4,518
Other long-term liabilities	66	85
Short-term loans	846	990
Other current liabilities	2,929	2,868

Total shareholders’ equity, provisions and liabilities	15,102	15,447

Change in Shareholders’ equity

MSEK	Full year
	2003	2002
Shareholders’ equity, opening balance as per December 31	4,007	4,105
Cancellation of shares for transfer to unrestricted reserves	(24)	(24)
Increase of unrestricted reserves from cancellation of shares	24	24
Repurchase of own shares	(959)	(552)
Sale of treasury shares	55	—
Dividend paid	(535)	(508)
Translation difference for the period	(116)	(467)
Net income for the period	1,558	1,429

Total shareholders’ equity at end of period	4,010	4,007

Consolidated Cash Flow Statement in summary

MSEK	Full year 2003	Full year 2002
Cash flow from operations before changes in Working Capital	2,373	2,483
Cash flow from changes of Working Capital	265	102

Cash flow from operations	2,638	2,585

Investments
Investments in property, plant and equipment	(551)	(751)
Sales of property, plant and equipment	26	106
Investments in intangibles	(27)	(18)
Investments in consolidated companies	(78)	(53)
Changes in financial receivables etc.	5	(1)

Cash flow from investments	(625)	(717)

Financing
Changes in loans	(131)	(501)
Dividends	(535)	(508)
Repurchase of own shares	(1,012)	(499)
Sale of treasury shares	55	—
Other	296	142

Cash flow from financing	(1,327)	(1,366)

Cash flow for the period	686	502
Liquid funds at the beginning of the period	2,016	1,606
Translation difference attributable to liquid funds	(36)	(92)

Liquid funds at the end of the period	2,666	2,016

Quarterly data
MSEK	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03
Sales, including tobacco tax	5,732	5,225	5,981	5,897	5,496	4,951	5,531	5,788	5,571
Less tobacco tax	(2,202)	(1,908)	(2,448)	(2,430)	(2,170)	(1,945)	(2,257)	(2,376)	(2,227)

Sales	3,530	3,317	3,533	3,467	3,326	3,006	3,274	3,412	3,344
Cost of goods sold	(1,991)	(1,765)	(1,921)	(1,939)	(1,826)	(1,617)	(1,769)	(1,833)	(1,884)

Gross profit	1,539	1,552	1,612	1,528	1,500	1,389	1,505	1,579	1,460

Sales and administrative expenses	(871)	(869)	(891)	(835)	(853)	(806)	(878)	(881)	(845)
Amortization and writedowns of intangible assets	(89)	(83)	(87)	(79)	(78)	(75)	(77)	(77)	(90)
Shares in earnings of associated co.	6	5	6	6	5	8	3	3	6

	585	605	640	620	574	516	553	624	531
Items affecting comparability	—	—	—	(68)	—	—	—	—	—

Operating income	585	605	640	552	574	516	553	624	531

Net interest expense	(68)	(64)	(69)	(59)	(37)	(38)	78	(50)	(44)
Other financial items, net	(8)	(7)	(2)	(1)	(6)	19	(9)	(5)	(1)

Net financial items	(76)	(71)	(71)	(60)	(43)	(19)	69	(55)	(45)

Profit before tax	509	534	569	492	531	497	622	569	486
Income taxes	(163)	(171)	(182)	(157)	(138)	(149)	(102)	(176)	(145)
Minority interests	(4)	(2)	(18)	(15)	(14)	(11)	(7)	(15)	(11)

Net income for the period	342	361	369	320	379	337	513	378	330

Sales by product area
MSEK
	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03
Snuff	658	672	711	707	698	689	758	776	772
Chewing Tobacco	349	344	367	312	310	295	294	291	266
Cigars	895	778	871	864	805	644	751	826	787
Pipe Tobacco & Accessories	236	190	211	217	225	214	214	228	253
Matches	436	460	421	387	380	348	343	340	364
Lighters	196	186	184	165	165	151	154	149	145
Other operations	760	687	768	815	743	665	760	802	757

Total	3,530	3,317	3,533	3,467	3,326	3,006	3,274	3,412	3,344

Operating income by product area
MSEK
	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03
Snuff	259	290	313	320	310	305	350	372	359
Chewing Tobacco	94	106	105	100	95	84	86	94	72
Cigars	138	122	149	140	111	80	87	129	97
Pipe Tobacco & Accessories	51	42	36	41	45	46	45	54	56
Matches	49	65	59	53	44	38	31	9	5
Lighters	27	20	23	17	14	9	0	6	(1)
Other operations	(33)	(40)	(45)	(51)	(45)	(46)	(46)	(40)	(57)

Subtotal	585	605	640	620	574	516	553	624	531

Items affecting comparability	—	—	—	(68)	—	—	—	—	—

Total	585	605	640	552	574	516	553	624	531

Operating margin by product area
PERCENT
	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03
Snuff	39.4	43.2	44.0	45.3	44.4	44.3	46.2	47.9	46.5
Chewing Tobacco	26.9	30.8	28.6	32.1	30.6	28.5	29.3	32.3	27.1
Cigars	15.4	15.7	17.1	16.2	13.8	12.4	11.6	15.6	12.3
Pipe Tobacco & Accessories	21.6	22.1	17.1	18.9	20.0	21.5	21.0	23.7	22.1
Matches	11.2	14.1	14.0	13.7	11.6	10.9	9.0	2.6	1.4
Lighters	13.8	10.8	12.5	10.3	8.5	6.0	0.0	4.0	(0.7)

Group	16.6	18.2	18.1	17.9	17.3	17.2	16.9	18.3	15.9

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: 08 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Lennart Sundén, President and Chief Executive Officer

Office +46 8 658 01 75

Sven Hindrikes, Executive Vice President and Chief Financial Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)

Office +1 804 302 1912, Mobile +1 804 868 8127